Exhibit 8

November 19, 2014

Health Care REIT, Inc.

4500 Dorr Street

Toledo, Ohio 43615

Ladies and Gentlemen:

We have acted as special tax counsel to Health Care REIT, Inc., a Delaware corporation (the “Company”), in connection with the issuance and sale of £500,000,000 aggregate principal amount of the Company’s 4.500% Notes due 2034 (the “Notes”), pursuant to a prospectus supplement dated November 14, 2014 to the prospectus dated May 4, 2012 (collectively, the “Prospectus”) included in the Company’s Registration Statement on Form S-3 (File No. 333-181185) (the “Registration Statement”), filed on May 4, 2012 with the Securities and Exchange Commission under the Securities Act of 1933, as amended. You have requested our opinion regarding certain U.S. federal income tax matters. This opinion is furnished to you pursuant to Section 7(iii) of the Underwriting Agreement, dated November 14, 2014, between the Company and Deutsche Bank AG, London Branch, Barclays Bank PLC, The Royal Bank of Scotland plc, UBS Limited and Wells Fargo Securities, LLC as Representatives of the Several Underwriters (collectively, not including the Company, the “Underwriters”) (the “Agreement”), in connection with the fulfillment of one of the conditions precedent to the obligations of the Underwriters to purchase and pay for the Notes being sold. Certain capitalized terms used herein without definition are as defined in the Agreement.

In giving this opinion, we have examined the following:

•	the Second Restated Certificate of Incorporation, as amended, of the Company;

•	the Fourth Amended and Restated By-Laws of the Company;

•	the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as updated by the Company’s Current Report on Form 8-K filed November 4, 2014;

Health Care REIT, Inc.

November 19, 2014

•	the Registration Statement, the General Disclosure Package and the Prospectus;

•	the Company’s 2013 federal income tax return; and

•	such other documents as we have deemed necessary or appropriate for purposes of this opinion.

In connection with the opinions rendered below, we have assumed with your consent that:

1. Each of the documents referred to above has been duly authorized, executed and delivered; is authentic, if an original, or is accurate, if a copy; and has not been amended;

2. The factual representations relating to the compliance of the Company with the real estate investment trust (“REIT”) provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the accompanying Treasury Regulations (the “Regulations”) thereunder, as in effect as of the date hereof, contained in a certificate, dated on or about the date hereof, and executed by a duly appointed officer of the Company (the “Officer’s Certificate”), are true;

3. The Company will not make any amendments to its organizational documents after the date of this opinion that would affect its qualification as a REIT under sections 856-860 of the Code for any taxable year; and

4. No action will be taken by the Company after the date hereof that would have the effect of altering the facts upon which the opinions set forth below are based.

In our capacity as special tax counsel to the Company, we have made such legal and factual examinations and inquiries as we have deemed necessary or appropriate for purposes of our opinions rendered below. For the purposes of rendering these opinions, we have not made an independent investigation of the facts set forth in any documents delivered to us, including, without limitation, the Officer’s Certificate. We have relied completely upon the Company’s representations that the information presented in such documents accurately reflects all material facts. In the course of our representation of the Company, we have not been made aware of any facts inconsistent with such factual representations. In addition, where such factual representations involve terms defined or used in the Code, the Regulations, published rulings of the Internal Revenue Service or other relevant authority, we have explained such terms to the Company’s representatives and are satisfied that the Company’s representatives understand such terms and are capable of making such factual representations.

Health Care REIT, Inc.

November 19, 2014

Based on the Code, Regulations, documents, assumptions and statements set forth above, the factual representations set forth in the Officer’s Certificate and our review of the discussion in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013 under the caption “Taxation” as updated by the Company’s Current Report on Form 8-K filed November 4, 2014, and any amendments thereto (and any similar sections or information contained in the General Disclosure Package and the Prospectus), we are of the opinion that:

(a) the Company is qualified to be taxed as a REIT pursuant to sections 856 through 860 of the Code for its taxable years ended December 31, 2010 through December 31, 2013, and the Company’s organization and current and proposed method of operation will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code for its taxable year ending December 31, 2014 and subsequent taxable years; and

(b) the statements contained under the heading “Taxation” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, as updated by the Company’s Current Report on Form 8-K filed November 4, 2014, and any amendments thereto (and any similar sections or information contained in the General Disclosure Package and the Prospectus), are correct and accurate in all material respects and present fairly and accurately the material aspects of the federal income tax (i) treatment of the Company and (ii) considerations that are likely to be material to a holder of the Notes.

We will not review on a continuing basis the Company’s compliance with the documents or assumptions set forth above, or the factual representations set forth in the Officer’s Certificate. Accordingly, no assurance can be given that the actual results of the Company’s operations for any given taxable year will satisfy the requirements for qualification and taxation as a REIT.

The foregoing opinions are based on current provisions of the Code and the Regulations, published administrative interpretations thereof and published court decisions and assume that none of these will change. No assurance, however, can be given that the law will not change in a way that will prevent the Company from qualifying as a REIT.

Health Care REIT, Inc.

November 19, 2014

The foregoing opinions are limited to the U.S. federal income tax matters addressed herein, and no other opinions are rendered with respect to other federal tax matters or to any issues arising under the tax laws of any other country, or any state or locality. You must judge for yourselves whether the matters addressed in this opinion letter are sufficient for your purposes. This letter speaks only of this date, and we undertake no obligation to update the opinions expressed herein after the date of this letter. This opinion letter is given for the sole benefit of the Company and the Underwriters pursuant to Section 7(iii) of the Agreement.

We hereby consent to the filing of this opinion as an exhibit to Form 8-K to be filed with the Securities and Exchange Commission on or about the date hereof. In giving this consent, we do not acknowledge that we are in the category of persons whose consent is required by Section 7 of the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder by the Securities and Exchange Commission.

Very truly yours,

/s/ Arnold & Porter LLP

ARNOLD & PORTER LLP